NOTE 1
NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of operations:

Economy Securities, Incorporated (the Company) operates as a fully-disclosed introducing broker in trading and investment securities. The Company's customer base is primarily individual investors located in Indiana, Illinois and Kentucky. The Company is a wholly owned subsidiary of Economy Acquisition Corp.

A summary of the Company's significant accounting policies follows:

Use of estimates:

Management uses estimates and assumptions in preparing these financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Cash:

For purposes of the statement of cash flows, the Company considers all cash on hand, bank checking accounts, and money market accounts to be cash.

Allowance for doubtful accounts:

The receivable from broker-dealers and clearing organization consists of fees and commissions due from broker-dealers and Hilltop Securities, Inc. (Clearing Organization) and is considered fully collectible by management. Therefore, no allowance for doubtful accounts has been provided.

Revenues and expenses:

Commissions and related clearing expenses are recorded on a settlement-date basis. There were no significant transactions at December 31, 2017 that would require reconciliation with trade-date basis accounting.

Advertising:

The Company expenses advertising production costs as incurred and advertising communication costs the first time the advertising takes place. Advertising expense was $2,400 for the year ended December 31, 2017.

NOTE 1 (Continued)
NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Income taxes:

The Company is a qualified subchapter S subsidiary and is not treated as a separate corporation for income tax purposes. The Company's assets, liabilities and income are treated as assets, liabilities, and income of its parent company, which has elected to be classified as an S corporation for income tax purposes. Therefore, no provision or liability of income taxes has been recorded in the accompanying financial statements.

The Company is subject to potential examination by U.S. Federal and state taxing authorities. However, the Company is not currently under audit nor has the Company been contacted by any of these jurisdictions. Management believes the Company is no longer subject to tax examinations for years prior to 2014. The Company has evaluated its tax positions for all open tax years and management believes all tax positions taken would be upheld under an examination. Therefore, no provision for the effects of uncertain tax positions has been recorded for the year ended December 31, 2017. If assessed, the Company classifies any interest and penalties recognized with a tax position as other expenses in the statement of income.

Subsequent events:

Management has evaluated subsequent events through February 21, 2018, the date which the financial statements were available to be issued.

NOTE 2
CASH DEPOSIT WITH CLEARING ORGANIZATION

The Company had an interest-bearing deposit of $20,014 with the Clearing Organization at December 31, 2017.

NOTE 3
COMMON STOCK

The authorized capital of the Company consisted of 10,000 shares of no par value common stock and 700 shares were issued and outstanding at a stated value of $100 per share at December 31, 2017.

ECONOMY SECURITIES, INCORPORATED
Notes to Financial Statements
December 31, 2017

NOTE 4
RELATED PARTY TRANSACTIONS

The Company leases office space from Weinzapfel & Co., LLC, a related entity under common control, under an operating lease with an initial one-year term that is renewed annually. Total rent paid under this lease was $19,200 for the year ended December 31, 2017.

The Company leases employees from WH Benefits, Inc., a related entity under common control. Reimbursement of such costs, including compensation, taxes, and benefits, under this arrangement was $148,346 for the year ended December 31, 2017, and $5,761 was payable to this related entity at December 31, 2017.

The Company receives commissions from Weinzapfel Wealth Advisors, Inc., a related entity under common control. Commissions received totaled $114,111 for the year ended December 31, 2017, and $40,252 was due to this entity at December 31, 2017.

NOTE 5
NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's (Commission) uniform net capital rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company had net capital of $88,205, which was $83,205 in excess of its required net capital of $5,000 at December 31, 2017. In addition, the Company's net capital ratio was 0.10 to 1 at December 31, 2017.